GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

[redacted]

30 June 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs, Dew GKN

GKN plc - Notice of Results

For your information I enclose a copy of the above announcement.

Yours faithfully,

S DeRitter

Sandie De Ritter

Enc

dlw 7/29

Announcement date for GKN 2005 Interim Results

GKN's interim results for the first six months of 2005 together with the 2005 interim dividend will be announced on Thursday, 4 August 2005.

Grey Denham
Company Secretary
29 June 2005